ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-178960
Dated February 3, 2012

Volatility	ETRACS

ETRACS S&P 500 VIX Futures ETNs

Profile

Issuer	UBS AG
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)	Key features Ability to trade six specific maturities on the VIX Index futures curve Daily rolling of the underlying futures contracts Convenience of an exchange-traded security
Primary Exchange	NYSE Arca
Initial Trade Date	September 7, 2011
Maturity Date	September 6, 2041
Tracking Fee	0.85% per annum, accrued on a daily basis
See “Selected risk considerations” and the disclaimer for more information.

About the ETNs

Exchange Traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities or currencies, less investor fees. Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

This document describes six different series of ETRACS S&P 500 VIX Futures ETNs (each, an “ETN” and collectively, the “ETNs”). Each series of the ETNs is linked to the daily performance of a particular index in the S&P 500 VIX Futures Index Series (each, an “Index” and collectively, the “Indices”), reduced by investor fees.

EACH SERIES OF THE ETNs IS DESIGNED AS A TRADING VEHICLE FOR SOPHISTICATED INVESTORS. THE ETNs ARE NOT INTENDED TO BE A “BUY AND HOLD” INVESTMENT.

About the Indices

Each Index is a total return index and is composed of futures contracts on the CBOE Volatility Index (the “VIX Index”) having a constant weighted average maturity ranging from one month to six months, depending on the series of the ETNs purchased, plus an interest component linked to the 91-day Treasury Bill rate. The Indices are rolling Indices, each of which rolls on a daily basis according to a pre-determined schedule that has the effect of keeping constant the weighted average maturity of the underlying futures contracts. Two of the Indices were created in January 2009 and four of the Indices were created in August 2011, and have no performance history prior to those respective dates.

Individual ETN Grid

ETN Name	ETN Ticker	Constant Weighted	Index and Index Ticker	ETN CUSIP
Average Maturity
ETRACS 1-Month S&P	VXAA	1 Month	S&P 500 VIX Short-Term Futures	90268A204
500 VIX Futures ETN			Index TR ( Ticker: SPVXSTR)
ETRACS 2-Month S&P	VXBB	2 Months	S&P 500 VIX 2-Month Futures	90268A303
500 VIX Futures ETN			Index TR ( Ticker: SPVIX2MT)
ETRACS 3-Month S&P	VXCC	3 Months	S&P 500 VIX 3-Month Futures	90268A402
500 VIX Futures ETN			Index TR ( Ticker: SPVIX3MT)
ETRACS 4-Month S&P	VXDD	4 Months	S&P 500 VIX 4-Month Futures	90268A501
500 VIX Futures ETN			Index TR ( Ticker: SPVIX4MT)
ETRACS 5-Month S&P	VXEE	5 Months	S&P 500 VIX Mid-Term Futures	90268A600
500 VIX Futures ETN			Index TR ( Ticker: SPVXMTR)
ETRACS 6-Month S&P	VXFF	6 Months	S&P 500 VIX 6-Month Futures	90268A709
500 VIX Futures ETN			Index TR ( Ticker: SPVIX6MT)

Historical returns

	From August 2011
	Total Return	Annualized Return	3 Months
S&P 500 VIX Short-Term Futures Index TR	-7.65%	-21.19%	-33.45%
S&P 500 VIX 2-Month Futures Index TR	-7.12%	-19.83%	-27.57%
S&P 500 VIX 3-Month Futures Index TR	-2.51%	-7.32%	-20.84%
S&P 500 VIX 4-Month Futures Index TR	-3.33%	-9.62%	-19.16%
S&P 500 VIX Mid-Term Futures Index TR	-3.18%	-9.21%	-17.01%
S&P 500 VIX 6-Month Futures Index TR	-1.98%	-5.80%	-14.54%

Historical results for the period from August 31, 2011 through December 31, 2011.

Source: UBS Investment Bank, publicly available data.

Historical information presented is as of December 31, 2011 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively.

The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

Index comparisons

The graph illustrates the historical returns of the Index from August 31, 2011 through December 31, 2011 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Benefits of investing in the ETNs

Access to an innovative suite of products that seeks to provide investors with exposure to futures contracts on the VIX Index having a constant weighted average maturity ranging from one month to six months.

Ability to trade six specific maturities on the VIX Index futures curve, all by way of exchange-traded securities.

Daily rolling of the underlying futures contracts ensures that each Index maintains a constant weighted average futures maturity.

Selected risk considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your investment — The ETNs are fully exposed to any decline in the Index Closing Level over the term of the ETNs as measured on the applicable Valuation Date or the Final Valuation Date. Because the negative effect of the Tracking Fee and the Redemption Fee, if applicable, reduces your final payment, the change in the Index Closing Level over the term of the ETNs will need to be sufficient to offset the negative effect of the Tracking Fee and the Redemption Fee, if applicable, in order for you to receive a payment at maturity equal to your initial investment in the ETNs. If the level of the relevant Index is not sufficient to offset the negative effect of the Tracking Fee and the Redemption Fee, if applicable, over the relevant period, you will lose some or all of your investment at maturity or call, upon acceleration or upon early redemption.

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Market risk — The return on the ETNs, which may be positive or negative, is linked to the return of the relevant Index as measured by the Daily Index Factor, which, in turn, is affected by a variety of market and economic factors, such as interest rates and volatility, and economic, financial, political, regulatory, judicial or other events that affect the futures contracts or the markets generally.

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Credit of UBS — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

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A trading market for the ETNs may not develop — Although each series of ETNs has been approved for listing on NYSE Arca, subject to official notice of issuance, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in each series of ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of any series of ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of each series of ETNs shown on the cover of the ETRACS Prospectus. We may suspend or cease sales of any series of ETNs at any time, at our discretion. Therefore, the liquidity of any series of ETNs may be limited.

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Not a “buy and hold” investment — EACH SERIES OF ETNs IS DESIGNED FOR TRADERS. IF YOU DO NOT UNDERSTAND THE EFFECTS OF DAILY RESETS AND THE NEGATIVE CARRY ASSOCIATED WITH VIX FUTURES, THEN YOU SHOULD NOT INVEST IN THE ETNs. The ETNs are designed as an investment vehicle for sophisticated investors who understand the risks of investing in the performance of an index comprised of futures contracts on the VIX Index having a constant weighted average maturity ranging from one month to six months, plus an interest component linked to the 91-day Treasury Bill rate. THE ETNs ARE NOT INTENDED TO BE A “BUY AND HOLD” INVESTMENT. Moreover, the contracts included in the relevant Index have historically traded in “contango” markets. Contango markets are those in which the prices of near term contracts are lower than contracts expiring further in the future. VIX futures have frequently exhibited very high contango in the past and will likely do so again in the future, resulting in a significant cost to “roll” the futures (the futures contracts that comprise each Index are “rolled” on a daily basis). The existence of contango in the futures markets will result in negative “roll yields,” which will adversely affect the value of the relevant Index and the ETNs.

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The ETNs may not provide a hedge against price and/or value decreases — The ETNs may not provide a hedge against a decrease in the value of the S&P 500® Index or the equities comprising the S&P 500® Index.

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Limited performance history — The return on each series of ETNs is linked to the performance of the relevant Index. Each of the S&P 500 VIX 2-Month Futures Index, S&P 500 VIX 3-Month Futures Index, S&P 500 VIX 4-Month Futures Index and S&P 500 VIX 6-Month Futures Index was introduced in August 2011 (see “S&P 500 VIX Indices—Historical and Estimated Historical Performance”, in the ETRACS Prospectus). In addition, the S&P 500 VIX Short-Term Futures Index and S&P 500 VIX Mid-Term Futures Index were introduced in January 2009. As a result, each of the Indices has a limited performance history and limited historical information will be available for you to consider in making an independent investigation of the relevant Index performance. This may make it more difficult for you to make an informed decision with respect to an investment in a series of the ETNs than if the relevant Index had a longer performance history. It is uncertain how any Index will perform in the future.

•	No interest payments — You will not receive any interest payments on the ETNs.
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Minimum redemption amount — You must elect to redeem at least 25,000 ETNs of the same series for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement, and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.

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Your redemption election is irrevocable — You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the applicable Valuation Date.

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Potential automatic acceleration — In the event the indicative value of the ETNs of any series (i) equals $5.00 or less on any Trading Day or (ii) decreases in value at least 60% as compared to the closing indicative value on the previous Trading Day, all ETNs of that series will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS Call Right — UBS may elect to redeem all outstanding ETNs of any series at any time on any Trading Day on or after September 12, 2012, as described under “Specific Terms of the Securities — UBS Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETNs of that series, and therefore you may lost some or all of your initial investment.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: www.etracs.com

1The issuer credit rating as of January 12, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offerings of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

The ETNs are not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”), its third party licensors or the Chicago Board Options Exchange, Incorporated (“CBOE”). Neither S&P nor CBOE makes any representation or warranty, express or implied, to the owners of the ETRACS S&P 500 VIX Futures ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500 VIX Short-Term Futures Index, S&P 500 VIX 2-Month Futures Index, S&P 500 VIX 3-Month Futures Index, S&P 500 VIX 4-Month Futures Index, S&P 500 VIX Mid-Term Futures Index, and S&P 500 VIX 6-Month Futures Index (the “Indices”) to track general market performance. S&P’s, its third party licensors’ and CBOE’s only relationship to UBS is the licensing of certain trademarks and trade names of S&P, its third party licensors, CBOE and the Indices which are determined, composed and calculated by S&P or its third party licensors without regard to UBS or the ETNs. S&P and its third party licensors have no obligation to take the needs of UBS or the owners of the ETNs into consideration in determining, composing or calculating the Indices. Neither S&P nor CBOE is responsible for and have not participated in the determination of the prices and amounts of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. S&P and CBOE have no obligation or liability in connection with the administration, marketing or trading of the ETNs.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS, OR CBOE, GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS, AND CBOE, SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P AND CBOE MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS, OR CBOE, BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

© UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500™,” “S&P 500 VIX Short-Term Futures Index,” “S&P 500 VIX 2-Month Futures Index,” “S&P 500 VIX 3-Month Futures Index,” “S&P 500 VIX 4-Month Futures Index,” “S&P 500 VIX Mid-Term Futures Index,” and “S&P 500 VIX 6-Month Futures Index” are trademarks of S&P and have been licensed for use by UBS. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed to S&P. Other marks may be trademarks of their respective owners. All rights reserved.

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